

21001420

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __12/01/2019__ AND ENDING __11/30/2020__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sterling Grace Municipal Securities**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summerhill Road

(No. and Street)

Spotswood   **NJ**   **08884**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Mundy   732-251-2460

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co., LLC

(Name – *if individual, state last, first, middle name*)

293 Eisenhower Pkwy, Ste 290   **Livingston**   **NJ**   **07039**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Thomas J. Mundy_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Sterling Grace Municipal Securities_____, as of ___November 30_____, 20 _20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

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┌─────────────────────────────────┐
│      SHELLY J. MUNDY             │
│ NOTARY PUBLIC OF NEW JERSEY      │
│     Commission # 2326466         │
│ My Commission Expires 2/18/2025  │
└─────────────────────────────────┘
```

_____
Notary Public

_____
Signature

Vice President
_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING GRACE MUNICIPAL SECURITIES CORP.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE
NOVEMBER 30, 2020

STERLING GRACE MUNICPAL SECURITIES CORP.

NOVEMBER 30, 2020

CONTENTS   **Page**

Report of Independent Registered Public Accounting Firm............................ 1

Financial Statements:

      Statement of Financial Condition... 2

      Statement of Operations..3

      Statement of Changes in Stockholders' Equity................................. 4

      Statement of Cash Flows... 5

Notes to Financial Statements.. 6-13

Report of Independent Registered Public Accounting Firm on
  Supplementary Information Required by Rule 17a-5 Under the
  Securities Exchange Act of 1934.. 14

Computation of Net Capital Under Rule 15c3-1 of the
  Securities and Exchange Commission... 15

Report of Independent Registered Public Accounting Firm.......................... 16

      Exemption Assertion.. 17



293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Sterling Grace Municipal Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sterling Grace Municipal Securities Corp. ("Company") as of November 30, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedule (collectively, "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Sterling Grace Municipal Securities Corp. as of November 30, 2020, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as Sterling Grace Municipal Securities Corp.'s auditors since 1998.

Livingston, New Jersey
January 26, 2021





STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2020

ASSETS

Cash and cash equivalents	$ 10,521,024
Clearing deposit account	500,000
Securities owned - trading	23,358,324
Accrued interest receivable	460,062
Security deposits	1,995
Equipment, net of accumulated depreciation of $25,153	9,147
Prepaid expenses	2,231
Office right of use	68,663
Deferred tax benefit	25,952
Total Assets	**$ 34,947,398**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to clearing broker	$ 22,430,490
Loans payable - related parties	500,000
Accrued expenses	138,707
Operating lease	69,264
Total Liabilities	**23,138,461**
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	11,808,937
Total Liabilities and Stockholders' Equity	**$ 34,947,398**

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF OPERATIONS
YEAR ENDED NOVEMBER 30, 2020

REVENUE:		
Trading loss, net	$	(674,131)
Commissions		8,326
Interest		1,823,294
Other Income		175,877
Total Revenue		1,333,366
OPERATING EXPENSES:		
Compensation		822,191
Payroll taxes		64,511
Employee benefits		200,284
Travel and entertainment		666
Telephone		8,068
Lease expense		60,438
Subscriptions		135,839
Office expense		13,488
Clearance charges		21,206
Regulatory fees and assessments		20,057
Interest expense - clearing broker		853,835
Professional fees		43,600
Postage		1,414
Stationary and supplies		1,244
Depreciation		3,430
Other		12,267
Interest expense - other		29,830
Total Operating Expenses		2,292,368
LOSS FROM OPERATIONS BEFORE TAXES		(959,002)
INCOME TAXES		(124,135)
NET LOSS	$	(834,867)

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED NOVEMBER 30, 2020

	Common Stock*	Retained Earnings	Stockholders' Equity
Balance, December 1, 2019	$ 48,000	$ 12,595,804	$ 12,643,804
Net income	-	(834,867)	(834,867)
Balance, November 30, 2020	$ 48,000	$ 11,760,937	$ 11,808,937

*   1,000 shares authorized, 100 shares issued, 96 outstanding.

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30, 2020

CASH FLOWS PROVIDED BY (USED FOR):

OPERATING ACTIVITIES:

Net loss	$ (834,867)
Adjustments to reconcile net loss to net cash used in operating activities;	
Depreciation	3,430
Deferred tax	(123,585)
Changes in certain assets and liabilities:	
Interest receivable	(54,039)
Right of use asset	46,660
Right of use liability	(46,059)
Payable to clearing broker	4,624,662
Accrued expenses	(12,685)
Taxes payable	(744,208)
Prepaid expenses	(2,231)
Securities owned - trading	(4,473,334)
Net Cash Used in Operating Activities	(1,616,256)

FINANCING ACTIVITIES:

Loan proceeds - related parties	2,000,000
Repayment of loans payable - related parties	(2,000,000)
Net Cash Provided by Financing Activities	-

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,616,256)

CASH AND CASH EQUIVALENTS:

Beginning of year	12,137,280
End of year	$ 10,521,024

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid for:	
Interest	$ 797,585
Income taxes	$ 748,108
Non-cash investing and financing activities:	
Inception of right of use asset and related liabity	$ 115,323

STERLING GRACE MUNICIPAL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2020

NOTE 1 - ORGANIZATION:

Organization:

Sterling Grace Municipal Securities Corp. (the "Company" or "Sterling") is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investor Protection Corporation (SIPC).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:

The Company considers all short-term investments, if any, with an original maturity of three months or less to be cash equivalents.

Equipment:

Equipment is stated at cost. Equipment is depreciated under the straight-line method over the estimated useful lives of the assets.

Revenue Recognition:

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (TOPIC 606), ("ASU 2014-09) as amended, which requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

Security transactions are recognized outside of ASU 2014-09 and accounted for on the trade date (the date the order to buy or sell is executed) and the net realized gain or loss on the sale of securities is determined on average cost method.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Revenue Recognition: (Continued)
Commission income is recorded when earned on a monthly basis. This revenue is collected on equity transactions conducted by the Company by the third-party broker dealer (Hilltop Securities Inc.) and credited to the Company at the end of each month.

Interest income is recorded when earned on a monthly basis. This revenue is based on the amount of money on deposit at the third-party broker dealer (Hilltop Securities Inc.) and the amount of bond inventory and related accrued interest.

Other income as presented relates to the receipt of an unexpected refund of legal fees which were recorded as an expense in the prior year. This revenue source is non-recurring.

Security Valuation:
Fair value measurements establish a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Municipal and corporate bonds: Valued using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility (Level 2 inputs). At November 30, 2020, the Company's securities owned are Level 2.

STERLING GRACE MUNICIPAL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2020

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Security Valuation: (Continued)

	Level 1	Level 2	Level 3	Total
Securities Owned				
State and municipal bonds:	$ -	$23,344,323	$ -	$23,344,323
Corporate bonds:	$ -	$ 14,001	$ -	$ 14,001
	$ -	$23,358,324	$ -	$23,358,324

Income Taxes:
The Company utilizes the accounting standards, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are recognized between the basis of assets and liabilities for financial statement and income tax purposes. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements.

The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. At November 30, 2020, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2020 financial statements.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after November 30, 2020, through January 26, 2021, the date which the financial statements were available to be issued and found no material events.

Recent Accounting Pronouncements:
On December 1, 2019, the Company adopted a new accounting standard, as amended, that requires the Company to record assets and liabilities on the balance sheet for lease related rights and obligations and disclose key information about its leasing arrangements. The Company elected the effective date method and utilized the modified retrospective approach upon adoption. The adoption of this standard had no effect on retained earnings. This new standard establishes a right-of-use ("ROU") model that requires the Company to recognize ROU assets and lease liabilities on the balance sheet for all leases with a term longer than 12 months. See Note 6 for additional information.

STERLING GRACE MUNICIPAL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2020

NOTE 3 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Hilltop Securities Inc. (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Commission Act.

The Agreement provides for its termination upon ninety (90) days notice from either party or default under its terms.

At November 30, 2020, the amount due to the Clearing Broker was $22,430,490. All amounts due to the Clearing Broker are collateralized by the municipal bonds held by the Company and cash and equivalents held by the Clearing Broker. The Clearing Broker charges interest monthly at varying rates ranging from 4.49% to 5.59% for the year ended November 30, 2020. Interest expense amounted to $853,835 for the year ended November 30, 2020.

Under the terms of the clearance agreement with Hilltop, the Company is required to maintain a Clearing deposit account of a minimum of $500,000.

NOTE 4 - LOANS PAYABLE-RELATED PARTIES:

On December 5, 2006, Spotswood Partners, a commonly owned entity, loaned the Company $500,000. The loan bears interest at 4.75%. The loan is unsecured and payable on demand. Interest is required to be paid semi-annually. Interest charged to interest expense-other, amounted to $23,815 for the year ending November 30, 2020, which was calculated on a 366 day year.

On March 25, 2020, Brockton LLC, an entity owned by the president of the Company, loaned the Company $2,000,000. The loan bore interest at the current margin loan rate charged by Hilltop Securities. The Company repaid the loan in full on April 16, 2020. Interest charged to interest expense-other amounted to $6,015 for the year ended November 30, 2020.

STERLING GRACE MUNICIPAL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2020

NOTE 5 - PENSION PLANS:

CASH BALANCE PLAN

The Company sponsors a Cash Balance Plan. The Cash Balance Plan is a defined benefit plan covering all employees. The latest available valuation date for the plan was as of December 31, 2019.

The Company's funding policy is to make the minimum annual contribution required by applicable regulations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

Benefits are based on the value of the participants' Cash Balance Account. The Cash Balance account consists of the accumulated value of all cash balance credit and interest credits provided under the terms of the Plan. Cash Balance credits are based on a participant's age and ownership in the Company.

The following tables set forth further information about the Company's Cash Balance Plan as of December 31, 2019.

Plan asset changes:	December 31, 2019
Fair value, beginning of year	$1,572,234
Actual return on assets	443,067
Employer contribution	283,936
Fair value, end of year	2,299,237

Reconciliation of Funded Status	December 31, 2019
Funded status	176,637

Weighted Average Assumptions:	December 31, 2019
Discount rate	5.43%
Expected long-term return on Plan Assets	5.00%
Rate of compensation increase	0%

STERLING GRACE MUNICIPAL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2020

NOTE 5 - PENSION PLANS: (Continued)

The expected rate of return on Pension Plan assets is determined by those assets' historical long-term investment performance, current asset allocation, and estimates of future long term returns by asset class. The Company's overall investment strategy and policy is based on satisfying the needs of the long-term liabilities of the Company's Cash Balance Plan.

On November 30, 2020, the Company had a minimum required contribution of $66,163 which must be made by December 31, 2020. This liability is reflected on the Statement of Financial Condition.

401(k) PLAN
The Company has a voluntary 401(k) plan for all employees age 21 and older. The Company can make contributions at its discretion. The Company did not make a contribution for the year ended November 31, 2020.

NOTE 6 - COMMITMENTS:

The Company has a 24 month non-cancelable operating office lease expiring February 2022, with the option to extend for two additional years. Operating lease right-of-use ("ROU") assets are initially measured at the present value of lease payments over the lease term, plus initial direct costs, if any. The lease does not provide a discount rate and the rate cannot be readily determined, therefore the Company used an incremental borrowing rate of 5% to determine the future lease payments. As of November 30, 2020, the total ROU asset and operating lease liability were $68,663 and $69,264, respectively and are presented on the Statement of Financial Condition.

The future minimum rent payments required under such non-cancelable lease as of November 30, 2020 are as follows:

Fiscal Year	
2021	$ 61,210
2022	10,243
	$ 71,453

NOTE 7 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At November 30, 2020, the Company has net capital of $8,775,423, which was $8,675,423 in excess of its minimum dollar net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 8.07%.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for and complies with the exemptive provision k(2)(ii) of rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis from having to furnish the "computation of reserve requirements".

NOTE 8 - CONCENTRATION:

At November 30, 2020, the Company's state and municipal bonds owned consist of 66% Puerto Rico bonds, 23% Maricopa County, AZ.

NOTE 9 - INCOME TAXES:

The Company takes into consideration the effect of current and deferred taxes when determining its provision for income taxes. After taking into consideration the effect of certain non-taxable income and the availability of loss carry overs to offset the current year's taxable income, the Company has recorded a current date and deferred tax provision. At November 30, 2020, the deferred tax benefit and current tax provision consist of the following:

NOTE 9 - INCOME TAXES: (Continued)

	November 30, 2020
Federal tax benefit, deferred	$ 82,629
State tax benefit, deferred	40,956
	$ 123,585
Federal tax benefit, current	$ 0
State tax benefit, current	550
	$ 550
	$ 124,135

At November 30, 2020, net deferred tax asset of $25,952 relates to the unrealized gain on securities owned of $317,079 offset by net operating losses of $343,031.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional investors. These activities may expose the Company to off-balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation.

The Company trades heavily in municipal bonds issued by the Commonwealth of Puerto Rico and is therefore exposed to risks associated with this market.

NOTE 11 - SUBSEQUENT EVENTS

The Company is actively monitoring the recent COVID-19 outbreak and its potential impact on our employees, clients, counter-parties, and operations. While we do not expect that the virus will have a material adverse effect on our operations or financial results at this time, we are unable to predict the impact that COVID-19 will have due to various uncertainties, including the severity of the disease, the duration of the outbreak, and actions that may be taken by governmental authorities.



293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Stockholders
Sterling Grace Municipal Securities Corp.

We have audited the financial statements of Sterling Grace Municipal Securities Corp. ("Company") as of and for the year ended November 30, 2020, and have issued our report thereon dated January 26, 2021, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), contained on page 15, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the SEC is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel ; Co., LLC

Certified Public Accountants

Livingston, New Jersey
January 26, 2021





STERLING GRACE MUNICIPAL SECURITIES CORP.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 30, 2020

NET CAPITAL:

Total stockholders' equity qualified for net capital		$ 11,808,937
Deductions and Charges		
Nonallowable assets:		
Security deposit	$	1,995
Prepaid expenses		2,231
Office right of use		68,663
Petty cash		500
Flex funding account		966
Deferred tax benefit		25,952
Fixed assets, net		9,147
		109,454
Net Capital before haircuts on security positions		11,699,483
Haircuts on securities:		
State and municipal obligations		2,200,587
Undue concentration		723,473
Total haircuts on securities positions		2,924,060
NET CAPITAL	$	8,775,423
AGGREGATE INDEBTEDNESS:		
Items included in statements of financial condition:		
Accrued expenses	$	207,970
Loans payable - related parties		500,000
TOTAL AGGREGATE INDEBTEDNESS	$	707,970
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Net Capital Requirement	$	100,000
Excess net capital	$	8,675,423
Net capital less greater of 10% of aggregate indebtedness		
or 120% of net capital requirement	$	8,655,423
Percentage of aggregate indebtedness to net capital		8.07%
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Included in Part IIA of Form X-17A-5 as of November 30, 2020		
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA	$	8,775,423
Net audit adjustments		-
NET CAPITAL PER ABOVE	$	8,775,423

 **SOBELCO**

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Stockholders
Sterling Grace Municipal Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sterling Grace Municipal Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sterling Grace Municipal Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ("exemption provisions") and (2) Sterling Grace Municipal Securities Corp. stated that Sterling Grace Municipal Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Sterling Grace Municipal Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sterling Grace Municipal Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel ; Co., LLC

Certified Public Accountants

Livingston, New Jersey
January 26, 2021





Sterling Grace Municipal Securities Corp.

Exemption Report
November 30, 2020

Sterling Grace Municipal Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k): (2)(ii) throughout the most recent fiscal year ending November 30, 2020, without exception.

STERLING GRACE MUNICIPAL SECURITIES CORP.

I, Thomas J. Mundy, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_____
Thomas J. Mundy
Vice President

STERLING GRACE MUNICIPAL SECURITIES CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

NOVEMBER 30, 2020

 **SOBELCO**

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders of
Sterling Grace Municipal Securities Corp.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Sterling Grace Municipal Securities Corp. and the SIPC, solely to assist you and SIPC in evaluating Sterling Grace Municipal Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended November 30, 2020. Sterling Grace Municipal Securities Corp.'s management is responsible for its Form SIPC-7 and its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended November 30, 2020, with the total revenue amount reported in Form SIPC-7 for the year ended November 30, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.





We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Sterling Grace Municipal Securities Corp.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended November 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Sterling Grace Municipal Securities Corp. and SIPC, and is not intended to be, and should not be, used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
January 26, 2021



SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 11-30-2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(36-REV 12/18)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-20003 FINRA NOV   01/02/1976
STERLING GRACE MUNICIPAL
100 SUMMERHILL ROAD
SPOTSWOOD, NJ 08884

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas Mundy 732-251-2460

2. A. General Assessment (item 2e from page 2) .... $ 534

   B. Less payment made with SIPC-6 filed (exclude interest) .... (0)

   _____ Date Paid

   C. Less prior overpayment applied .... (7,762)

   D. Assessment balance due or (overpayment) .... (7,228)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) .... $ (7,228)

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
      Total (must be same as F above) $_____

   H. Overpayment carried forward .... $(7,228)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sterling Grace Municipal Securities
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 26 day of January , 20 21 .

Vice President, Operations
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 12-1-2019
and ending 11-30-2020

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,157,488

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.   103,534

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   1,261,022

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   21,206

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 883,666

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)   883,666

        Total deductions   904,872

2d. SIPC Net Operating Revenues $ 356,150

2e. General Assessment @ .0015 $ 534

        (to page 1, line 2.A.)

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